Exhibit 10.1

COMMONWEALTH OF MASSACHUSETTS

DEPARTMENT OF PUBLIC UTILITIES

Petition of Eversource Energy, NiSource Inc., Eversource Gas Company of Massachusetts and Bay State Gas Company for Approval of Purchase and Sale of Assets Pursuant to General Laws Chapter 164, § 94 and § 96

) ) ) ) ) )	D.P.U. 20-59

SETTLEMENT AGREEMENT

COMMONWEALTH OF MASSACHUSETTS

DEPARTMENT OF PUBLIC UTILITIES

Petition of Eversource Energy, NiSource Inc., Eversource Gas Company of Massachusetts and Bay State Gas Company for Approval of Purchase and Sale of Assets Pursuant to General Laws Chapter 164, § 94 and § 96

) ) ) ) ) )	D.P.U. 20-59

SETTLEMENT AGREEMENT

WHEREAS, this Settlement Agreement (“Settlement Agreement”) is entered into by and among Bay State Gas Company d/b/a Columbia Gas of Massachusetts (“Bay State Gas”), and its holding company parent, NiSource Inc. (“NiSource”), Eversource Gas Company of Massachusetts (“EGMA”)1 and its holding company parent, Eversource Energy (“Eversource”), the Massachusetts Attorney General’s Office (“AGO”), the Massachusetts Department of Energy Resources (“DOER”), and the Low-Income Weatherization and Fuel Assistance Program Network (“Network”) (collectively, the “Settling Parties”) with regard to the proposed sale by NiSource and Bay State Gas, and acquisition by Eversource, of the business of Bay State Gas.

WHEREAS, there is a desire by the Settling Parties to address the loss of public confidence and to resolve matters arising from the Greater Lawrence Incident.2

[1]	EGMA is a wholly owned subsidiary of Eversource incorporated in Massachusetts on May 15, 2020, pursuant to G.L. c. 164, § 1 to own and operate the business of Bay State Gas.
[2]

“Greater Lawrence Incident” means the events described in the Order on Scope issued by the Massachusetts Department of Public Utilities in D.P.U. 19-141, on December 23, 2019, including the fires and explosions that occurred on September 13, 2018 in Lawrence, Andover, and North Andover, Massachusetts related to the delivery of natural gas by Bay State Gas and the subsequent shut-down of the Bay State Gas affected gas delivery system by September 14, 2018; the Bay State Gas restoration and recovery efforts undertaken in response thereto from and including September 14, 2018; and the gas leak that occurred on September 27, 2019, on a main that Bay State Gas installed during such efforts as well as the Bay State Gas restoration of outages resulting from such leak.

WHEREAS, NiSource, Bay State Gas, and Eversource have agreed to a transaction, subject to the terms and conditions set forth in the Asset Purchase Agreement (“APA”), dated February 26, 2020, and submitted to the Department as Exhibit JP-SA-2, in this proceeding, involving NiSource’s agreement to sell the business operated by Bay State Gas to Eversource for a purchase price of $1,100 million in cash (the “Transaction”), subject to the approval of the Massachusetts Department of Public Utilities (the “Department”) under G.L. c. 164, § 96.

WHEREAS, under the APA, Eversource and NiSource have agreed to make a joint filing with the Department for approval of the Transaction within 60 days of the execution date of the APA (i.e., April 26, 2020), which was extended by mutual agreement of Eversource and NiSource to July 3, 2020, and whereas Eversource and NiSource, along with Bay State Gas and EGMA will be the “Joint Petitioners” in that docket for approval of the Transaction. In that filing, the Joint Petitioners will submit a comprehensive proposal to the Department for approval of the acquisition under G.L. c. 164, § 96, along with a multi-year rate plan for review and approval under G.L. c. 164, § 94.

WHEREAS, the Settling Parties have raised competing and disputed claims with respect to the various issues involved in the Transaction but wish to resolve only those matters specified in Article II and Article III of the Settlement Agreement on mutually agreeable terms, and without establishing any new precedent or principle applicable to any other proceedings.

WHEREAS, it is the objective of the Settling Parties to assure that Bay State Gas customers benefit from the Transaction in terms of improved safety and reliability, reduced long-term operating costs, enhanced service-quality requirements, and reduced environmental impact, and the Settling Parties have structured this Settlement Agreement to achieve such objectives.

WHEREAS, if approved by the Department, the provisions of the Settlement Agreement will take effect as of the date of Closing.3

NOW THEREFORE, in consideration of the exchange of promises and covenants herein contained, the legal sufficiency of which is hereby acknowledged, the Settling Parties agree, subject to approval by the Department as follows:

ARTICLE I

1.1

On July 2, 2020, the Joint Petitioners submitted a petition to the Department for approval of the proposed Transaction under G.L. c. 164, § 96, as contemplated by the APA, and under G.L. c. 164, § 94, regarding the proposed multi-year rate plan.

1.2

A copy of the Joint Petitioners’ testimony and exhibits supporting the proposed Transaction is submitted to the Department as the evidentiary record in this proceeding, simultaneously with this Settlement Agreement.

ARTICLE II

Approval of Transaction Under G.L. c. 164, § 96

2.1

APPROVAL OF THE PROPOSED TRANSACTION: The Settling Parties agree that the proposed Transaction among Eversource, NiSource, Bay State Gas, and EGMA contemplated in the APA is consistent with the public interest as required by G.L. c. 164, § 96, and that further action pursuant to G.L. c. 164, § 21, is not required to consummate the Transaction.

[3]

The APA defines “Closing” as the closing of the sale and transfer of the Purchased Assets from the Seller and its Affiliates to Buyer, together with the assumption of the Assumed Liabilities by Buyer (APA at Section 1.1). The date on which the Closing is actually held is referred to herein as the “Closing Date” (APA at Section 4.1).

Comprehensive Safety Assessment and Implementation Plan

2.2

COMPREHENSIVE SAFETY ASSESSMENT & IMPLEMENTATION PLAN: The Settling Parties agree that, to obtain the concessions encompassed herein relating to rate recovery, Eversource and EGMA shall conduct a Comprehensive Safety Assessment & Implementation Plan (“Safety Assessment”) to thoroughly evaluate the safety and condition of the EGMA system following the Closing, subject to the docketing, review, and approval of the Department through an adjudicatory process. The Safety Assessment shall follow the template incorporated herewith as Appendix 1 to this Settlement Agreement.

2.2.1.

The Settling Parties agree that the Safety Assessment will include investigation, evaluation, and review of all aspects of operation including, but not limited to: gas supply; liquefied natural gas (“LNG”) and liquid propane gas (“LPG”) facilities; gate stations and district regulators; pipeline-safety practices; standards and procedures; leak surveys and preventive maintenance; training and operator qualification practices; engineering and design; construction; leak management; safety management systems; integrity of maps; records and operating data; gas operations tooling and safety equipment; meters; compliance work backlog; and safety culture practices.

2.2.2.

EGMA shall submit a comprehensive statement of: (i) the processes and methods used to conduct the Safety Assessment; (ii) the findings and recommended courses of action arising from the Safety Assessment; and (iii) the work plan and associated capital budget to implement the Safety Assessment, to the Department for docketing, review, and approval of the Department through an adjudicatory process, and to the public record, no later than September 1, 2021. With respect to the capital budget, the following shall apply:

2.2.2.1	The annual capital forecast shall cover non-GSEP and LNG/LPG capital investment needed to maintain the safe and reliable condition of the EGMA system over the period 2021 through 2028.

2.2.2.2

The annual capital forecast shall include expenditure targets with a limited contingency deadband (percentage) to account for reasonably expected variation from target, for the years 2021 through 2026.

2.2.2.3

In future rate reviews to incorporate capital investment into rate base under Section 2.6 of this Settlement Agreement, EGMA shall justify any variation exceeding the deadband established in Section 2.2.2.2, for the respective expenditure target. If EGMA exceeds the upper boundary of the deadband, EGMA shall have the burden to prove the necessity of the expenditures exceeding the upper boundary or risk a delay in recovery until the next rate interval. EGMA shall notify the AGO and DOER within 60 days of the end of the calendar year, in the event that the deadband will be exceeded for any reason.

2.2.3.

As part of the Safety Assessment, EGMA will evaluate the EGMA Gas Safety Enhancement Program (“GSEP”), as outlined in Appendix 1 to this Settlement Agreement. However, the Settling Parties agree that EGMA shall limit GSEP replacement work to no more than 45 miles of main per year on average over the four years, 2021-2024.

2.2.3.1.

EGMA further agrees that the increase in GSEP revenue requirement sought for recovery through the GSEP factors in the years 2021 through 2024 shall not exceed three percent per year on average over those four years, pursuant to the GSEP tariff provisions included in EGMA’s Local Distribution Adjustment Clause (“LDAC”) tariff, as in effect from time to time.

2.2.3.2.

In the event that EGMA identifies, on an emergent basis, an unforeseen public-safety issue requiring additional targeted replacement in any given year to eliminate the public safety threat, EGMA shall be eligible to make the replacement and recover, subject to litigation, the cost through the applicable Gas System Enhancement Reconciliation Adjustment Factor (“GSERAF”) in its annual Gas System Enhancement Reconciliation (“GREC”) filing. EGMA shall provide an explanation in its initial GREC filing: (i) supporting the unforeseeable/emergent nature of the replacement; (ii) why the replacement was not included in the GSEP plan for the respective construction year; and (iii) why EGMA could not reasonably adjust the scope of work for the year in question to satisfy the limitations set forth in Sections 2.2.3 and 2.2.3.1, above. Recovery of such costs through the GSERAF shall be contingent upon EGMA’s demonstration of the preceding three elements.

2.2.3.3.

In the event that an unforeseen public-safety issue is identified, after each year’s April 30th Department approval of the GSEP Plan, on an emergent basis and cannot be addressed within the limitations set forth in Sections 2.2.3 and 2.2.3.1, EGMA shall be authorized to perform the replacement to protect the public safety and shall notify the Department, the AGO and DOER within 30 days of completing said replacement. Recovery of cost associated with such replacement through the GSERAF shall be governed by Section 2.2.3.2 of this Agreement.

2.2.4.

Progress on implementation of the Safety Assessment investigation, evaluation, review, and findings, and EGMA’s plans to address any previously unidentified safety-related issues not identified in Appendix 1 to this Settlement Agreement shall be reported to the Department, the AGO, and DOER at six-month intervals through the expiration of this Settlement Agreement on October 31, 2028.

2.2.5.

The Settling Parties agree that, upon approval of the Transaction, Eversource and EGMA shall be responsible for confirming or achieving compliance with all provisions of the Consent Order (discussed in Section 2.25.3 of this Settlement Agreement), to be executed between the Department’s Pipeline Safety Division and Bay State Gas, as resolution of all outstanding pipeline safety enforcement and compliance action items, referenced in Section 2.25 of this Settlement Agreement. EGMA shall report on the status of such compliance action, and prioritization of any incomplete compliance items, as part of the Safety Assessment due to the Department on or before September 1, 2021.

Rate Plan

2.3	INCREASE TO LOW-INCOME DISCOUNT RATE: The current low-income discount rate for Bay State Gas customers is 25 percent of the total residential gas bill.

2.3.1

NSTAR Gas Company, in NSTAR Gas Company d/b/a Eversource Energy, D.P.U. 19-120, is proposing to increase the current low-income discount rate for NSTAR Gas customers to 30 percent of the total residential gas bill.

2.3.2

The Settling Parties agree that the low-income discount rate for Bay State Gas customers will be the same as the low-income discount rate for NSTAR customers, as approved by the Department in D.P.U. 19-120.

2.3.3	If the current low-income discount rate for Bay State Gas customers changes due to the Department’s decision in D.P.U. 19-120, that change will become effective November 1, 2021.

2.4

IMPLEMENTATION OF D.P.U. 18-45 RATE SETTLEMENT: The Settling Parties agree to implement provisions set forth in D.P.U. 18-45 Rate Settlement, as modified and specified below (including Sections 2.23 and 2.24, below). The D.P.U. 18-45 Rate Settlement is provided for reference as Appendix 2 to this Settlement Agreement. The Settling Parties agree that the D.P.U. 18-45 Rate Settlement is a reference document, providing support for the Department’s finding in this proceeding that authorization to recover the revenue deficiency described below in Section 2.4 will result in just and reasonable rates. In the event of any conflict between this Settlement Agreement and the D.P.U. 18-45 Rate Settlement, this Settlement Agreement shall supersede. To the extent that provisions set forth in the D.P.U. 18-45 Rate Settlement are addressed in this Settlement Agreement, directly or indirectly, it is the Settling Parties intent that the provisions of this Settlement Agreement supersede those provisions.

2.4.1

Amount of Rate Increase. Section 1.1.1 of the D.P.U. 18-45 Rate Settlement states verbatim that “in lieu of a fully litigated rate case, the Settling Parties agree to reduce the [Bay State Gas] proposed distribution rate increase of $44.5 million to $33.2 million.[4]” Footnote 4, therein, states that “[t]he proposed distribution rate increase of $33.2 million consists of the . . . agreed upon revenue deficiency ($13.4 million), as well as current GSEP and TIRF revenues ($19.8 million) that will be transferred into base rates.”[4] Further, Section 1.1.4 states that the “amended incremental revenue request (i.e., revenue not associated with GSEP or TIRF) of $24.7 million shall be reduced to $13.4 million.”

2.4.1.1

The Settling Parties agree that the quoted revenue deficiency figure of $13.4 million was the product of an inadvertent error in the rate schedules produced by Bay State Gas as part of the settlement process. For purposes of this Settlement Agreement, the Settling Parties agree that the correct figure for the “agreed upon revenue deficiency” is $22.6 million, including the then-pending return of Excess Deferred Income Tax (“EDIT”) to customers.

[4]

“TIRF” refers to the “Targeted Infrastructure Reinvestment Factor,” which, along with GSEP, constituted the infrastructure recovery mechanisms that were in place for Bay State Gas at the time of D.P.U. 18-45.

2.4.1.2

On December 21, 2018, the Department approved the creation of a Tax Act Credit Factor (“TACF”) through the Local Distribution Adjustment Charge (“LDAC”) for Bay State Gas, reducing customer rates by approximately $3.3 million to provide customers the benefit of EDIT (D.P.U. 18-15-E, at 24-25). This increased the properly calculated “agreed upon revenue deficiency” in D.P.U. 18-45 from $22.6 million to $25.9 million.

2.4.1.3

For purposes of this Settlement Agreement, the Settling Parties agree that the figure of $25.9 million shall be reduced by $2.9 million to $23 million, in consideration of the inadvertent misstatement of the revenue deficiency in Sections 1.1.1 and 1.1.4 of the D.P.U. 18-45 Rate Settlement.

2.4.2

Timing of Rate Increase. Section 1.1.2 of the D.P.U. 18-45 Rate Settlement provided that the distribution revenue increase resulting from implementation of the D.P.U. 18-45 Rate Settlement would be effective November 1, 2018. For purposes of this Settlement Agreement, the Settling Parties agree that the base revenue increase will take effect in two steps starting November 1, 2021, as follows:

2.4.2.1

On November 1, 2021, the base distribution rates of EGMA will be increased by $32.8 million. This increase in base distribution rates will be offset by two items. First, the increase will be reduced by the refund to customers of the federal income-tax savings resulting from the Tax Cuts and Jobs Act for the period January 1, 2018 through June 30, 2018, acknowledging that new rates effective July 1, 2018 incorporated the normalized level of federal income-tax expense, as required by Section 1.6.7 of the D.P.U. 18-45 Rate Settlement. Accordingly, on November 1, 2021, EGMA shall implement a 6-month “2018 Tax Credit” through the LDAC to refund EGMA customers the amount of approximately $6.7 million on monthly customer bills for the period November 1, 2021 through April 30, 2022, including estimated interest. This balance will be returned to customers with interest at the prime rate on the monthly balance of the regulatory liability calculated starting January 1, 2018, until the amount is returned to customers through rates.

2.4.2.2

Second, as part of the change in base rates on November 1, 2021, approximately $19.8 million of revenue requirement associated with GSEP and TIRF capital projects completed through December 31, 2017, which is currently being recovered through the Bay State Gas GSEP and TIRF factors, will be transferred into base rates. Recovery through the respective GSEP and TIRF factors shall be reduced to eliminate recovery of the revenue requirement on GSEP and TIRF plant additions completed through December 31, 2017, and to allow for recovery through base rates on and after November 1, 2021. EGMA shall remain eligible to recover the revenue requirement amounts associated TIRF and GSEP plant additions completed through December 31, 2017, and earned pursuant to the applicable tariffs through October 31, 2021, through the respective TIRF and GSEP factors.

2.4.2.3

EGMA shall make a filing no later than September 17, 2021, to institute the rate change to take effect on November 1, 2021. The combined revenue change on November 1, 2021 will be approximately $6.3 million, which is comprised of a base rate increase of $32.8 million (Section 2.4.2.1) that is reduced by: (i) the 2018 Tax Credit of approximately $6.7 million (Section 2.4.2.1); and (ii) the GSEP rate to reflect the recovery of $19.8 million of GSEP investments in service through December 31, 2017, through base rates (Section 2.4.2.2).

2.4.2.4

EGMA shall make a filing no later than September 16, 2022, to institute the rate change to take effect on November 1, 2022. On November 1, 2022, the base distribution rates of EGMA will be increased by $10 million, representing the second half of the D.P.U. 18-45 Rate Settlement revenue deficiency, as adjusted by Section 2.4.1.

2.4.3

Revenue Decoupling Mechanism. On November 1, 2021, EGMA shall adjust the Benchmark Revenue Per Customer targets for the EGMA Revenue Decoupling Mechanism (“RDM”) to move all customers in existence as of December 31, 2017 into the RDM and to reflect the revenue target established by Section 2.4.2.1. On November 1, 2022, EGMA shall adjust the Benchmark Revenue Per Customer targets for the EGMA RDM to reflect the revenue requirement established by Section 2.4.2.4.

2.4.4

Cost of Capital. The provisions of Section 1.5 of the D.P.U. 18-45 Rate Settlement shall apply as of January 1, 2021, establishing a return on equity of 9.70 percent; actual capital structure of 53.25 percent common equity and 46.75 percent long-term debt; cost of debt of 5.01 percent; and resulting weighted average cost of capital of 7.50 percent (9.45 percent on a pre-tax basis), for GSEP and non-GSEP ratemaking purposes.

2.4.5

Base Distribution Rate Freeze. Section 1.8.1 of the D.P.U. 18-45 Rate Settlement established that, aside from the November 1, 2018 distribution rate increase contemplated therein, Bay State Gas would not increase or redesign base distribution rates to become effective prior to March 1, 2021, starting with the effective date of the D.P.U. 18-45 Rate Settlement. Section 1.8.1 further stated that the creation of any new reconciling rate recovery factor shall be deemed a distribution rate increase, and, therefore, may not become effective before March 1, 2021, unless mandated by statute.

2.4.5.1

For purposes of this Settlement Agreement, the Settling Parties agree that the terms set forth in Sections 1.8.1 and 1.8.2 of the D.P.U. 18-45 Rate Settlement shall be renewed in this Settlement Agreement, substituting the date of “November 1, 2028” for the date of “March 1, 2021,” except in relation to items specified in this Settlement Agreement, including the reinstatement of the rate increase on November 1, 2021 and November 1, 2022, and the two rate base resets provided for in Section 2.6 of this Settlement Agreement.

2.4.5.2

For purposes of this Settlement Agreement, the Settling Parties agree that the terms set forth in Sections 1.8.1 and 1.8.2 of the D.P.U. 18-45 Rate Settlement are not intended to apply to any reconciling rate recovery factor in existence as of the effective date of this Settlement Agreement. Nor will the provisions of these sections prohibit recovery of costs associated with COVID-19, as established through the Department’s proceeding in D.P.U. 20-58; fee free credit/debit transactions as pending in D.P.U. 19-71, or other recovery allowed by new Massachusetts statutory provisions mandating operating expenditures.

2.4.5.3	The Settling Parties agree that EGMA shall be prohibited from filing a base-rate petition under G.L. c. 164, § 94 for rates effective prior to November 1, 2028.

2.5

RATE BASE OFFSET: In this Transaction, the balance of ADIT at Closing will not transfer with the sale of the Bay State Gas business to Eversource and EGMA. To assure that EGMA customers are not harmed by the resulting increase in base rates that would otherwise occur, the Settling Parties agree that Eversource will calculate and record a liability associated with the acquired assets and liabilities that will serve as a rate base offset (“RBO”) in applicable ratemaking proceedings for a period of 20 years following Closing. The RBO, will be determined as follows:

2.5.1

Prior to Closing, NiSource will determine the portion of actual, year-end 2019 per book ADIT that is rate base related, relying on the pro forma or as-filed Bay State Gas Federal income tax return for calendar year 2019, as available.

2.5.2

For calendar 2020 activity, NiSource shall provide Eversource with the incremental rate base related ADIT activity to be added to (or subtracted from) the 2019 rate base related ADIT based on the income-tax provision that supports NiSource’s books, consistent with generally accepted accounting principles. Activity for 2020 will be calculated based on actual plant investment in 2020, consistent with typical ratemaking practices (i.e., by calculating the ADIT on the book-tax timing differences).

2.5.3

Eversource shall amortize the RBO on a straight-line basis over 20 years from the date of Closing. The RBO Amortization Schedule and associated remaining balance of the RBO regulatory liability for each year of the 20-year period will be memorialized in a written schedule so that, in rate-setting processes taking place during the rate plan and beyond, EGMA’s revenue requirement will be calculated by incorporating the remaining balance of the RBO regulatory liability designated in the RBO Amortization Schedule as a credit to rate base in computing the rate base for setting rates. The RBO Amortization Schedule shall follow the form shown in Appendix 3 to this Settlement Agreement and shall reflect only the balance of the RBO to be used as a deduction to rate base. The amortization of the RBO shall be recorded to Account 425 and will not be reflected in the calculation of utility operating income in any future rate proceeding, consistent with Liberty Utilities, D.P.U. 13-07 (2013) and Liberty Utilities, D.P.U. 15-75 (2015). The RBO Amortization Schedule shall apportion the RBO to distribution-related rate base, GSEP and the EGMA peaking assets listed in Appendix 4 to this Settlement Agreement and discussed in Section 2.10 of this Settlement Agreement. Eversource shall submit the RBO Amortization Schedule to the Department within 45 days of Closing.

2.5.4

To the extent that EGMA accumulates new ADIT associated with the stepped-up basis arising from the Transaction, the ADIT amount associated with the stepped-up increment would be deducted from the RBO during the rate-setting process occurring in any year of the 20-year amortization period.

2.6

RATE BASE RESETS: The Settling Parties agree that EGMA shall be eligible to reset all components of rate base in base distribution rates on two dates within the term of the Settlement Agreement, as follows:

2.6.1

November 1, 2024. On November 1, 2024, EGMA shall be eligible to reset all components of rate base in base distribution rates for capital additions completed in the period January 1, 2018 through December 31, 2023 (“First Rate Base Reset”), including depreciation expense, property taxes and return on rate base, in accordance with the following provisions:

2.6.1.1

The Settling Parties agree that Eversource shall waive the condition precedent to Closing established in Section 9.1 of the APA, and make a downward adjustment to rate base acquired as of Closing.[5] Specifically, the Settling Parties agree that the rate base at Closing to be used for ratemaking in the First Rate Base Reset shall be equal to $995 million, including all distribution rate base components. For completeness, this means that the sum of gross plant, less accumulated depreciation, less the RBO, less ADIT, less EDIT, less the plant-in-service adjustment, and net of all other appropriate additions and deductions normally included in rate base, must equal $995 million, as of the Closing date.[6]

[5]

Section 9.1 of the APA provides for the “MDPU Required Regulatory Approval,” which is defined in Section 7.3(a) of the APA to include recognition that the applicable rate base for the Bay State Gas business of storing, distributing or transporting natural gas to residential, commercial and industrial customers in Massachusetts for ratemaking purposes following the Closing shall be the rate base as of the Closing, and that Eversource shall have the burden of showing prudence for any adjustments made to rate base after the Closing but not before the Closing.

[6]

As part of the rate base reset effective November 1, 2024, investments made after the date of Closing through December 31, 2023, will be additive to the rate base amount of $995 million referenced in Section 2.6.1.1.

2.6.1.2

The downward adjustment to the balance of plant in service at Closing will be applied entirely to the capital assets booked by Bay State Gas to plant-in-service as a result of the Greater Lawrence Incident. The specific plant accounts shall be adjusted in direct proportion to the capital assets booked to plant accounts relating to restoration of the system following the Greater Lawrence Incident.

2.6.1.3

Notwithstanding Section 9.1 of the APA, EGMA shall bear the burden of demonstrating prudence in relation to GSEP capital additions in 2018, 2019 and 2020, completed prior to Closing. In addition, Eversource agrees to conduct a third-party verification of rate base at Closing and EGMA shall bear the burden of any modifications to rate base arising from the third-party verification of rate base at Closing, except that any modifications relating to capital assets booked in relation to the Greater Lawrence Incident shall be considered part of the adjustment made in Section 2.6.1.1, herein.

2.6.1.4

As part of the First Rate Base Reset, the revenue requirement associated with GSEP capital projects completed through December 31, 2023, and recovered through the EGMA GSEP factor, will be transferred into base rates. Recovery through the respective GSEP factor shall be reduced to eliminate recovery of the revenue requirement on GSEP plant additions completed through December 31, 2023, and to allow for recovery through base rates on and after November 1, 2024. EGMA shall remain eligible to recover the revenue requirement amounts associated GSEP plant additions completed through December 31, 2023, and earned pursuant to the applicable tariffs through October 31, 2024, through the respective GSEP factor.

2.6.1.5

EGMA shall update sales revenues for weather normalized billing determinants for the 12-months ended December 31, 2023, for the First Rate Base Reset. Benchmark Revenue Per Customer targets under the EGMA RDM shall be updated to reflect EGMA’s updated base distribution revenue inclusive of the revenue requirement for the First Rate Base Reset.

2.6.1.6

EGMA shall submit capital project documentation to the Department, the AGO, and DOER no later than May 1, 2024, for projects completed between the date of Closing and December 31, 2023. EGMA shall be responsible for demonstrating prudence of capital additions completed from the date of Closing through December 31, 2023. The capital project documentation shall be subject to a prudence review through an adjudicatory process, including evidentiary hearings.

2.6.1.7

The distribution rate increase amount associated with the First Rate Base Reset shall be assigned to each rate class by the percentage of volumetric base revenue generated from effective base rates (pursuant to this Settlement Agreement) using 2023 calendar year, normalized sales volume. The resulting allocated portion of the base revenue increase will then be added to the 2023 volumetric base revenue of each volumetric rate component to determine the target volumetric base revenue by rate component. The target volumetric base revenue by rate component will be divided by the 2023 calendar year, normalized sales volume to derive the base rates to become effective on November 1, 2024. The Settlement Agreement applies the November 1, 2024 distribution rate adjustments on a volumetric basis. There is no change to the customer charge under the Settlement Agreement; however, the peak and off-peak demand rates for commercial and industrial customers shall be adjusted to reflect the First Rate Base Reset.

2.6.1.8

EGMA shall apply a cap to the revenue requirement of the First Rate Base Reset equal to 7.0 percent of EGMA’s most recent calendar year total firm delivery revenues at the time of filing, plus imputed cost of gas revenues for sales and transportation customers (“Base Rate Reset Cap”). The Base Rate Rest Cap shall exclude the revenue requirement associated with GSEP capital projects completed through December 31, 2023, already included in rates as a result of the GSEP factor and designated for transfer into base rates per Section 2.6.1.4.[7] Any portion of the aforementioned revenue requirement in excess of the 7.0 percent cap will be deferred for recovery on a reconciling basis in the following year through the LDAC. Such deferral will be allocated to each rate class for collection based on the Distribution Revenue Allocator in effect. Should the Base Rate Reset Cap be exceeded, EGMA will implement the remaining revenue requirement in the following year through a base distribution rate increase.

2.6.2

November 1, 2027. On November 1, 2027, EGMA shall be eligible to reset all components of rate base in base distribution rates for capital additions completed through December 31, 2026 (Second Rate Base Reset), including depreciation expense, property taxes and return on rate base, in accordance with the following provisions:

2.6.2.1	The rate base used for ratemaking purposes in the Second Rate Base Reset will be computed in accordance with Section 2.5 of this Settlement Agreement.

[7]

Recovery of the revenue requirement associated with GSEP projects completed through December 31, 2023 is transferring from the GSEP factors into base rates as of November 1, 2024, which will result in a corresponding reduction to the GSEP revenues, consistent with Section 2.6.1.4. Therefore, on a total revenue basis, recovery of the GSEP revenue requirement is a revenue neutral event not subject to the cap.

2.6.2.2

EGMA shall submit capital project documentation to the Department, the AGO, and DOER no later than May 1, 2027, for projects completed between January 1, 2024 and December 31, 2026. Eversource shall be responsible for demonstrating prudence of capital additions completed from January 1, 2024 through December 31, 2026. The capital project documentation shall be subject to a prudence review through an adjudicatory process, including evidentiary hearings.

2.6.2.3

As part of the Second Rate Base Reset, the revenue requirement associated with GSEP capital projects completed through December 31, 2026, and recovered through the EGMA GSEP factor, will be transferred into base rates. Recovery through the respective GSEP factor shall be reduced to eliminate recovery of the revenue requirement on GSEP plant additions completed through December 31, 2026, and to allow for recovery through base rates on and after November 1, 2027. EGMA shall remain eligible to recover the revenue requirement amounts associated GSEP plant additions completed through December 31, 2026, and earned pursuant to the applicable tariffs through October 31, 2027, through the respective GSEP factor.

2.6.2.4

EGMA shall update sales revenues for weather normalized billing determinants for the 12-months ended December 31, 2026, for the Second Rate Base Reset. Benchmark Revenue Per Customer targets under the EGMA RDM shall be updated to reflect EGMA’s updated base distribution revenue inclusive of the revenue requirement for the Second Rate Base Reset.

2.6.2.5

The distribution rate increase associated with the Second Rate Base Reset shall be instituted in customer rates as described for the First Rate Base Reset (Section 2.6.1.7) except that billing quantities shall be updated for calendar year 2026.

2.6.2.6

EGMA shall apply the Rate Base Reset Cap to the revenue requirement of the Second Rate Base Reset equal to 7.0 percent of EGMA’s most recent calendar year total firm delivery revenues at the time of filing, plus imputed cost of gas revenues for sales and transportation customers. The Rate Base Reset Cap shall exclude the revenue requirement associated with GSEP capital projects completed through December 31, 2026 and designated for transfer into base rates per Section 2.6.2.3. Any portion of the aforementioned revenue requirement in excess of the 7.0 percent cap will be deferred for recovery on a reconciling basis in the following year through the LDAC. Such deferral will be allocated to each rate class for collection based on the Distribution Revenue Allocator in effect. Should the Base Rate Reset Cap be exceeded, EGMA will implement the remaining revenue requirement in the following year through a base distribution rate increase.

2.7

EXOGENOUS ADJUSTMENTS: The Settling Parties agree that, through October 31, 2028, distribution rates shall be subject to adjustment up or down for exogenous factors that occur after the approval of the Settlement Agreement. Eligibility for exogenous cost recovery or rate credit shall be allowed in accordance with the criteria established by the Department in Boston Gas Company, D.P.U. 96-50 (1996), unless new and/or different eligibility criteria are established by the Department in NSTAR Gas Company, D.P.U. 19-120, in which case the eligibility criteria established by the Department in D.P.U. 19-120 shall apply. The significance threshold for qualification as an exogenous factor in any calendar year covered by this Settlement Agreement shall be determined by multiplying the total operating revenues of that year by a factor of 0.001253. The AGO and DOER reserve all rights regarding disputing the substance of any such exogenous cost filings made by EGMA.

2.8	EARNINGS SHARING MECHANISM: The Settling Parties agree that EGMA shall be subject to an Earnings Sharing Mechanism during the term of this Settlement Agreement, as follows:

2.8.1

In the event that EGMA’s distribution return on equity (“ROE”) exceeds 230 basis points above the ROE authorized in D.P.U. 18-45, earnings above the threshold of 230 basis points shall be shared between customers and EGMA on a 75/25 basis, respectively. No sharing will occur below the authorized ROE.

2.8.2

ROE shall be computed to exclude incentive payments and amounts recorded to Account 425 pursuant to Section 2.5.3 of this Settlement Agreement, but conversely, would exclude service-quality penalties, if any, as well as any amounts recognized in the current period resulting from regulatory or court settlements or decisions related to prior periods. Any adjustment shall be subject to investigation and hearing before the Department.

Gas Resource Portfolio

2.9

GAS COST SAVINGS. The Settling Parties agree that, post-Closing, Eversource will perform a comprehensive study of the potential gas resource portfolio efficiencies and resulting gas cost savings that could arise from Eversource’s management of the EGMA gas resources or integration of the gas-resource portfolios of NSTAR Gas and EGMA. EGMA will submit a report on the comprehensive study to the Department, the AGO, and DOER no later than September 1, 2021. Eversource shall take all reasonable steps to achieve gas cost savings to the benefit for EGMA customers and shall pass gas cost savings achieved directly to EGMA customers through the Cost of Gas Adjustment Clause.

2.10

TRANSFER OF EGMA PEAKING ASSETS TO HOPCO. The Settling Parties agree that, immediately following Closing, Eversource shall transfer the assets comprising the LNG and LPG assets currently owned and operated by Bay State Gas into Hopkinton LNG Corp. (“HOPCO”).

2.10.1

The peaking assets shall be transferred from EGMA to HOPCO at net book value as of the date of Closing. The peaking assets subject to transfer are identified in Appendix 4 to this Settlement Agreement, which presents a draft, illustrative copy of the Gas Service Agreement, or “GSA,” to be executed by EGMA and HOPCO following Closing.[8]

[8]

Appendix 4 is an illustrative presentation only. The illustrative provisions of Exhibit A (Rate Schedule) of Appendix 4 to the Settlement Agreement are not agreed to by AGO and DOER and remain subject to review within the context of the Department’s contract approval process.

2.10.2

Eversource shall be authorized to operate HOPCO to provide simultaneous peaking services to NSTAR Gas and EGMA, with appropriate apportionment of operating and commodity costs across all customer segments of NSTAR Gas and EGMA, except that HOPCO shall not combine capital costs incurred in relation to the peaking assets primarily serving NSTAR Gas (i.e., Hopkinton LNG and Acushnet) and primarily serving EGMA customers (i.e., assets listed in Appendix 4 to this Settlement Agreement). HOPCO shall charge such capital costs exclusively to the respective company with primary use of the peaking assets. During the term of this Settlement Agreement, HOPCO, shall not be prohibited from submitting a proposal to the Department in coordination with NSTAR Gas, EGMA or both proposing to consolidate capital costs across both systems; however, no such consolidation shall occur without prior approval of the Department.

2.10.3

Within 30 days of Closing, EGMA shall submit a long-term GSA to the Department to establish the term and conditions of service between HOPCO and EGMA, consistent with the draft, illustrative agreement included as Appendix 4 to this Settlement Agreement for docketing, review, and approval by the Department pursuant to GL c. 164 § 94A9 and § 94B,[10] subject to an adjudicatory process. The filing to the Department shall include a method of apportionment to assign, allocate or otherwise attribute operating and commodity costs between NSTAR Gas and EGMA customers.

[9]

See, NSTAR Gas Company and Hopkinton LNG Corp., D.P.U. 14-64, at 15 (2015) (citing Commonwealth Gas Company, D.P.U. 94-174-A, at 27 (1996) (the Department examines whether acquisition of the resource is consistent with the public interest).

[10]	Any service agreement between a natural gas utility and affiliated company for a term greater than one year is subject to the Department’s approval.

2.11

CONSOLIDATION OF GAS COST FACTORS: The Settling Parties agree that, at any time during the term of this Settlement Agreement that Eversource plans to petition the Department for consolidation of the Gas Cost Factors and/or other elements of the Cost of Gas Adjustment Clause (“CGAC”) of NSTAR Gas and EGMA, Eversource shall make a presentation to AGO, DOER and the Network, no less than 30 days in advance of such filing to provide estimated bill impacts associated with the proposal. Eversource agrees that any proposed consolidation of the CGAC would not take effect prior to November 1, 2022. In any such filing, Eversource shall propose a method to mitigate material bill impacts, if any, for all customer segments of both NSTAR Gas and EGMA, to the extent reasonably possible without unduly burdening any particular customer segment.

Treatment of Transaction and Integration Costs

2.12

ACCOUNTING TREATMENT OF ACQUISITION-RELATED COSTS: Transaction costs will be recorded on the Eversource books, as the parent company, and not allocated or assigned to EGMA. Integration costs, such as costs incurred to transition services from NiSource Corporate Service Company to Eversource Energy Service Company; to reorganize

[9]

See, NSTAR Gas Company and Hopkinton LNG Corp., D.P.U. 14-64, at 15 (2015) (citing Commonwealth Gas Company, D.P.U. 94-174-A, at 27 (1996) (the Department examines whether acquisition of the resource is consistent with the public interest).

[1][0]	Any service agreement between a natural gas utility and affiliated company for a term greater than one year is subject to the Department’s approval.

operations; to consolidate information systems; to identify or achieve operating cost savings, or that are otherwise incurred for the purpose of reducing operating costs of EGMA, may be recorded on the books of the parent company, or EGMA, or charged to EGMA by a service company, in a proportion appropriate to the benefit received by EGMA.

2.13

FUTURE RATEMAKING TREATMENT: Subject to Department review and approval, transaction and integration costs from the Transaction shall be eligible for recovery, amortized over a 10-year period, subject to the following terms limitations:

2.13.1

Transaction costs eligible for recovery shall exclude bankers’ fees in the entirety. In the event that transaction costs, excluding bankers’ fees, exceeds $5.0 million, transaction cost recovery shall be capped at $5.0 million.

2.13.2

If Eversource has achieved operating cost savings in relation to the operations of EGMA by December 31, 2026 in an amount sufficient to offset the annual amortization of all, or a portion of, transaction and integration costs incurred as a direct result of the Transaction, EGMA shall be eligible to file with the Department to make a demonstration that annual operating costs savings have been achieved as a direct result of the Transaction and that recovery of the annual amortization of all, or a portion of, the transaction and integration costs incurred in relation to the Transaction should commence. The demonstration of savings shall follow the showing of discrete savings consistent with the demonstrations provided in NSTAR Gas Company, D.P.U. 14-150 (2015) and NSTAR Electric Company and Western Massachusetts Electric Company each d/b/a Eversource Energy, D.P.U. 17-05 (2017).

2.13.3

Where annual operating savings are demonstrated to equal or exceed the annual amortization of all, or a portion of, the transaction or integration costs incurred, EGMA shall be eligible to commence recovery of the annual amortization of transaction and integration costs, but only to the extent that a corresponding reduction in rates is made to provide customers with the benefit of the savings achieved. Such recovery will occur in two parts:

2.13.2.1

EGMA shall propose to reduce base distribution rates to reflect the demonstrated level of savings approved by the Department. This reduction will be equal to the amount of annual amortization of cost sought for recovery through rates.

2.13.2.2

EGMA shall recover an amount through the LDAC representing recovery of the annual amortization of the transaction and/or integration costs offset by demonstrated operating savings. The resulting impact would be revenue neutral for EGMA.

2.13.4

At the time of the next base-rate case following the expiration of this Settlement Agreement, the operating cost savings will automatically exist within the cost of service, thereby eliminating the need for continuation of the base-rate credit. The amortization of cost recovered through the LDAC shall then be included in new base rates limited to the remainder of amortization period (i.e., up to 10 years in total).

2.13.5

If, at the time that EGMA petitions the Department to make a demonstration of savings and initiate recovery of costs under Section 2.13.2, the savings achieved are insufficient to offset fully the annual amortization of the actual transaction and integration costs incurred, the EGMA shall be eligible to recover only the amount of annual amortization that is offset by annual operating savings at that time. EGMA shall remain eligible to make the requisite showing of operating cost savings in the base-rate case following the expiration of this Settlement Agreement, and to recover the remainder of actual transaction and integration costs incurred, but not included in the initial recovery authorized under Section 2.13.2, on a 10-year amortization schedule.

Reporting of Post-Closing Operations

2.14	TRANSACTION COSTS: Actual transaction costs, by account, shall be reported to the Department in a compliance filing made within ninety (90) days of the Closing.

2.15

INTEGRATION COSTS: Actual integration costs, by account, shall be reported to the Department in a compliance filing made within sixty (60) days following the end of each calendar year through December 31, 2026.

2.16

NOTICE OF FACILITY CLOSINGS OR LAYOFFS: In the event of a facility closing or layoff of employees by EGMA during the first three years of the Settlement Agreement, EGMA will provide 30 days’ advance notice of such action to the AGO and DOER. Nothing in this Settlement Agreement shall be interpreted to abridge any collective bargaining rights regarding reductions to work force.

Service Quality & Pipeline Safety

2.17

NEW SERVICE QUALITY METRICS: EGMA shall institute, track and report on service quality metrics approved by the Department for NSTAR Gas Company in NSTAR Gas Company d/b/a Eversource Energy, D.P.U. 19-120, as long as necessary data is readily available. Appendix 5 to this Settlement Agreement lists the service-quality metrics that shall apply to EGMA, if approved by the Department in D.P.U. 19-120.

2.17.1

EGMA shall develop a performance metric for leakage to be applied coincident with the capital upgrades made over the workplan period, 2021 through 2028. EGMA shall submit the proposed metric to the Department for no later than March 1, 2021, for docketing, review, and approval, subject to an adjudicatory process.

2.17.2

EGMA shall submit the new service-quality metrics, baselines and performance benchmarks referenced in Sections 2.17.1 and 2.17.2 to the Department as an addendum to the Annual Service Quality Report due to the Department on March 1, 2021, for informational purposes.

2.18

EGMA PIPELINE SAFETY COMPLIANCE. The Settling Parties agree that, in the event that the Department’s Pipeline Safety Division (“Division”) issues a notice of probable violation (“NOPV”) in relation to work performed, or work processes employed, on the EGMA system following Closing, EGMA will present information to the Department as to whether the probable violation in question is a “pre-existing condition,” meaning that the probable violation: (i) pertains to work performed, or work processes employed, prior to the date of Closing; and (ii) is not the product of any work performed or work practices undertaken by, or for, EGMA since the date of Closing. However, all other compliance aspects of the NOPV shall apply to EGMA, including, but not limited to, EGMA addressing all non-compliance issues.

Clean Energy Initiatives

2.19

Clean Energy Business Case Analysis. The Settling Parties agree that EGMA and NSTAR Gas (together, “Eversource Gas”) shall prepare and submit a business case analysis of potential decarbonization strategies that could be implemented in relation to the reduction of GHG emissions associated with the sale and distribution of natural gas consistent with Massachusetts law. Eversource shall submit its business case analysis to the Department for review and comment by all stakeholders no later than September 1, 2021. The business case analysis shall be prepared by an independent consulting firm. Eversource shall be responsible for all costs and expenses associated with retaining the independent consulting firm, up to the amount of $500,000. Appendix 6 to this Settlement Agreement sets forth the agreement of the Settling Parties on the parameters of the business case analysis.

2.20

Energy Efficiency. EGMA shall commit to the savings goals, budgets, and Term Sheet commitments applicable to Bay State Gas in the 2019-2021 Three-Year Energy Efficiency Plan. EGMA shall maintain Bay State Gas commitments approved in D.P.U. 18-110 on energy efficiency in the Merrimack Valley. EGMA shall extend the enhanced special offer for the City of Lawrence through December 31, 2021.[11] EGMA shall commit to maintaining monthly reporting to the Energy Efficiency Advisory Council (“EEAC”), enhanced landlord outreach, partnerships with local organizations, and shall arrange for and provide Spanish speaking outreach and marketing, including establishment of a Spanish-only customer service line. The costs associated with this commitment shall be recovered through the energy efficiency program budget. EGMA shall also maintain Bay State Gas commitments to its municipal partners established in 2020.[12]

[11]	See, DPU Letter Order, D.P.U. 18-110 (April 10, 2020), approving extension through December 31, 2020.
[12]	See, Statewide Plan, Exh. 1 (D.P.U. 18-110 through 18-119), at 35-36; See, also, CMA Plan Year Report, Appendix 6, at 11 (D.P.U. 20-50).

2.21

Heat Pump Incentive Program. EGMA shall commit, for the term of this Settlement Agreement, to terminate plans for development of the “Northampton Lateral” project.[13] In the municipalities affected by the moratorium, as a condition of settlement, EGMA agrees to allocate to DOER $500,000, on a schedule and in a manner to be directed by DOER, for outreach and enhanced electrification (i.e., heat pumps) incentives for customers. No portion of the $500,000, for this heat pump incentive program, shall be recovered through EGMA’s energy efficiency program, or included, directly or indirectly, in establishing EGMA’s regulated cost of service, nor will be otherwise recovered by EGMA through customer rates. Upon closing, EGMA shall establish an interest-bearing money market account for this purpose. DOER will consult with, to the extent necessary, the electric distribution companies serving these customers and the Network. EGMA agrees to support this effort as necessary.

2.22

Gas Demand Response Program: EGMA shall initiate a gas demand response program that includes up to 2,000 residential and small-commercial wi-fi thermostats for a term of three years, starting November 1, 2021. Eversource shall also initiate a gas demand response program that includes up to 10 medium/large commercial customers, starting November 1, 2021. For residential customers, the program shall utilize Eversource’s

[13]	Bay State Gas, 2017/2018 – 2021/2022 Forecast and Supply Plan, D.P.U. 17-166, at 105 (2017).

existing residential demand response management system (DRMS) and shall leverage the DRMS vendor’s relationships with major thermostat manufacturers to enroll customers into the program. The program will temporarily reduce gas usage from residential and small commercial customers by changing setpoints on wi-fi thermostats that are connected to natural gas fired furnaces or boilers. EGMA shall follow a process that includes: (i) a program plan reviewed by the EEAC; (ii) quarterly reporting to the EEAC; and (iii) coordination of evaluation of program through the energy efficiency EMV framework. As a condition of settlement, EGMA shall expend up to $1.0 million for this gas demand response program, inclusive of all program and evaluation costs for both the residential and commercial programs. No portion of the $1.0 million, for this gas demand response program, shall be recovered through EGMA’s energy efficiency program, or included, directly or indirectly, in establishing EGMA’s regulated cost of service, nor will be otherwise recovered by EGMA through customer rates, unless there is agreement by the AGO and DOER to allow EGMA to seek recovery of part or all of the cost through the energy efficiency budget to expand the impact of EGMA’s required contribution.

2.23

Seasonal Savings Program. In accordance with Section 1.14.1 of the D.P.U. 18-45 Rate Settlement, Bay State Gas has already implemented a seasonal savings program within its 2019-2021 Three-Year Energy Efficiency Plan to be implemented by the 2020-2021 heating season. The savings program utilizes Nest thermostats (or other comparable technology) and allows any residential customer with the Nest thermostat (or other comparable technology) to opt-in for participation in the seasonal savings program to reduce gas usage and increase winter gas savings. As a commitment of this settlement, EGMA shall make a good faith effort to increase customer enrollment in the seasonal programs using marketing and advertising. EGMA shall report participation and savings to DOER following each heating season to the extent that such data is available from the vendor.

2.24

EGMA Heat Pump Pilot. To fulfill the requirements of Section 1.14.2 of the D.P.U. 18-45 Rate Settlement, EGMA shall spend $250,000 in 2021 as an incremental incentive for supplemental high efficiency air-source heat pumps for residential gas heating consumers in EGMA’s service territory, as determined in consultation with DOER. EGMA shall coordinate with the Mass Save® electric Program Administrators to offer incremental incentives to the existing $250/ton incentive for gas heating customers that install air-source heat pumps to pilot an offer for expanded incentive for customers to use those heat pumps for heating to offset gas usage in the winter and shoulder seasons. This incentive shall be in addition to any existing or planned program offered through the Bay State Gas’s 2019-2021 Three-Year Energy Efficiency Plan. No portion of the $250,000, for such incremental heat pumps, shall be recovered through EGMA’s energy efficiency program, or included, directly or indirectly, in establishing EGMA’s regulated cost of service, nor will be otherwise recovered by EGMA through customer rates. EGMA shall provide DOER quarterly status updates and an annual written report for the calendar year 2021 on or before July 1st of the following year, which shall include savings, benefits, the expenditures made by EGMA, and the number of customers participating.

Termination of Pending Legal Matters and Establishment of the Energy Relief Fund

2.25	Termination of DPU Regulatory Matters. The Settling Parties agree that the terms of this Settlement Agreement achieve the “MDPU Required Resolution” applicable under the APA.[14]

2.25.1

Bay State Gas takes responsibility for the Greater Lawrence Incident and does not contest facts in the record sufficient to support the Department’s investigations into pipeline safety and emergency response in D.P.U. 19-140 and D.P.U. 19-141, respectively. If adjudicated, Bay State Gas could be subject to the payment of penalties potentially up to the maximum allowed by law. The Settling Parties agree that customer interests are served by the acceptance of responsibility by Bay State Gas and that customers and the Commonwealth of Massachusetts will benefit from the payment to be made pursuant to Section 2.27; the creation of the Energy Relief Fund pursuant to Section 2.28; and, avoidance of protracted and complex litigation of the issues involved in D.P.U. 19-140 and D.P.U. 19-141.

2.25.2

The Settling Parties agree that, upon the date of Closing: (i) all pending actions, claims, investigations, lawsuits and proceedings against NiSource, Bay State Gas and their affiliates, and all of the respective directors, officers, employees, agents and representatives of NiSource, and Bay State Gas and their affiliates (such entities and individuals, collectively referred

[14]

The MDPU Required Resolution,” is defined in the APA to mean the final resolution or termination of all pending actions, claims and investigations, lawsuits or other legal or administrative proceedings against Bay State Gas and its affiliates under the jurisdiction of the Department and all future actions, claims and investigations, lawsuits or other legal or administrative proceedings against Bay State Gas and its affiliates relating to the Greater Lawrence Incident under the jurisdiction of the Department, each as determined by NiSource in its reasonable discretion (APA at Section 10.1).

to as the “Discharged Persons”), under the Department’s jurisdiction, shall be considered settled, resolved, and terminated; and (ii) all future actions, claims, investigations, lawsuits and proceedings, whether known or unknown, against the Discharged Persons, in each case, relating to, arising out of, or in connection with the Greater Lawrence Incident, under the jurisdiction of the Department shall be considered settled, resolved, and terminated. This includes D.P.U. 19-140[15] and D.P.U. 19-141,[16] as well as any other regulatory matters that could have raised by the Department relating to, arising out of, or in connection with the Greater Lawrence Incident.

2.25.3

The Settling Parties agree that, upon the date of Closing, all pending actions, claims, investigations, lawsuits, and proceedings against the Discharged Persons, which are the subject of the Consent Order[17],[18] shall be settled, resolved, and terminated. The Settling Parties further agree, upon the date

[15]

In D.P.U. 19-140, the Department is investigating possible violations of pipeline safety regulations in relation to the Greater Lawrence Incident, but also other unrelated potential violations of pipeline safety regulations. Under M.G.L. c. 164, § 105A and the Department’s regulations at 220 C.M.R. 69.09, the Department is authorized to investigate potential violations of federal pipeline safety regulations and to assess a civil penalty of up to $218,647 for a violation of those regulations. A separate violation occurs for each day of violation up to $2.2 million for a related series of violations. The penalty amount is set by 49 U.S.C. § 60122, as amended from time to time.

[16]

In D.P.U. 19-141, the Department is investigating the Bay State Gas emergency response following the September 2018 incident in the Merrimack Valley, as well as the Bay State Gas response to the Grade 1 leak that occurred on September 27, 2019. Under M.G.L. c. 164, § 1J, the Department may assess penalties for violations of emergency response regulations and guidelines in the amount of $250,000 for each violation for each day that the violation of the Department’s standards persists up to a maximum of $20.0 million for any “related series of violations.”

[17]

As part of the APA, all outstanding pipeline safety compliance investigations, inquiries, or ongoing matters at the Department regardless of whether subject to Notices of Probable Violation or related to the Greater Lawrence Incident shall be terminated for Bay State Gas and its affiliates.

[18]	In D.P.U. 19-140, the Department will be issuing a Consent Order, including Compliance Actions. These Compliance Actions correspond to the entirety of cases pending before the Department.

of Closing, that the Consent Order (and the Department’s associated Compliance Actions) addresses all outstanding pipeline safety compliance investigations, inquiries, or ongoing matters, regardless of whether subject to NOPVs or related to the Greater Lawrence Incident, existing as of the execution date of the Settlement Agreement.

2.26

Termination of AGO Matters. The Settling Parties agree that, upon the date of Closing, this Settlement Agreement shall constitute receipt from the AGO of an agreement, settlement, compromise, and consent: (i) to terminate with prejudice all pending actions, claims, lawsuits, investigations, or proceedings under the jurisdiction of the AGO against the Discharged Persons relating, arising out of, or in connection with, the Greater Lawrence Incident; and (ii) not to commence on its own behalf any new action, claim, lawsuit, investigation or proceeding against any of the Discharged Persons relating, arising out of, or in connection with, the Greater Lawrence Incident.[19]

2.27

Payment in Lieu of Penalties. The Settling Parties agree that, at Closing, NiSource will make a payment in lieu of penalties in full settlement of all of the pending and potential claims, lawsuits, investigations, or proceedings settled by and released by this Settlement Agreement, including, without limitation, all pending matters referenced in Sections 2.25.2 and 2.25.3, and Section 2.26 of this Settlement Agreement in the amount of $56.0 million.

[19]

On February 4, 2020, the AGO issued a Civil Investigative Demand (“CID”) to NiSource and Bay State Gas pursuant to G.L. 93A, § 6. Under the CID, the AGO is investigating potential violations of the Massachusetts consumer protection statute (Chapter 93A, § 2), and the accompanying regulations. Under Chapter 93A, the court may issue an injunction and award actual damages based on the AGO’s findings. If the defendant “knew or should have known” that its conduct would violate G.L. c. 93A, the court may award a penalty of not more than $5,000 for each violation plus reasonable costs. G.L. 93A, § 4.

2.28

Energy Relief Fund. The Settling Parties agree that the funds derived from the NiSource payment described in Section 2.27 of this Settlement Agreement will be used to create an “Energy Relief Fund,” comprised of two components, designated as the “Merrimack Valley Renewal Fund” (further described in Section 2.28.3, below) and the “Arrearage Forgiveness Fund” (further described in Section 2.28.4, below). The Merrimack Valley Renewal Fund shall be jointly administered by the AGO and DOER. The Arrearage Forgiveness Fund shall be jointly administered by the AGO and Eversource. Eversource shall withhold NiSource’s payment in lieu of penalties from the Closing payment and such payment shall be in the amount of $56.0 million.

2.28.1

Eversource shall establish an interest-bearing money market account to hold the Energy Relief Funds and shall assume the obligation of disbursing the Energy Relief Funds, including any interest earned, to programs and customers designated by the AGO and DOER in accordance with the purposes, amounts, manner and details identified below in Sections 2.28.3 and 2.28.4, and in the Memorandum of Understanding described in Section 2.28.6. The Energy Relief Funds will be apportioned as follows: (1) the Merrimack Valley Renewal Fund shall receive at least $41.0 Million; and (2) the Arrearage Forgiveness Fund shall receive up to $15.0 Million.

2.28.2

Eversource shall assume the obligation of accounting for the Energy Relief Funds disbursed to AGO and/or DOER for non-arrearage initiatives identified in Section 2.28.3 of this Settlement Agreement, in quarterly reports to the Department, until the Energy Relief Funds are exhausted from the account. The AGO and DOER shall provide annual reports to the Department regarding the purpose, amount, and manner of disbursement of the Energy Relief Funds, in accordance with Sections 2.28.3, 2.28.4, and 2.28.6, of this Settlement Agreement.

2.28.3

The Merrimack Valley Renewal Fund shall be directed toward energy efficiency and clean energy measures for the benefit of residents, businesses, and municipal governments within the City of Lawrence, the Town of Andover, and the Town of North Andover. Program initiatives shall be designed and administered by the AGO and DOER, utilizing existing state programs;[20] competitive requests for proposals; and, directed grants. The Energy Relief Funds associated with the Merrimack Valley Renewal Fund shall be distributed, as follows:

[20]	Existing state programs includes the low-income energy efficiency programs administered by the Network.

Initiative	Description	Allocation of Funds
Municipal Clean or Efficient Energy	Grants for energy efficiency and clean energy projects within municipal government operations in Lawrence, Andover, and North Andover.	$6.0 million

Geothermal Microgrid Project	Competitive grant for development of a geothermal district in Lawrence, Andover, or North Andover.	$4.0 million

Removing Energy Efficiency Barriers and Increased Access to Efficient and Clean Energy for Low and Moderate Income Residential and Multi-Unit Housing	Design and implementation of a new program that will include, at a minimum, incentives for housing upgrades and barrier mitigation to enable energy efficiency, incremental energy efficiency measures, and electrification. This program will include requirements for partnerships with local organizations, and innovative strategies to serve renters and landlords through direct technical assistance and project support.	$21.0 million

Energy Efficiency and Heat Pumps for Market Rate Residential Housing	Incentives for insulation and electrification not covered through Mass Save® programs.	$3.5 million

Public Affordable Housing Energy Efficiency	Grants to support expansion of energy efficiency and electrification projects at public housing in coordination with Department of Housing and Community Development.	$3.0 million

Private Affordable Housing Energy Efficiency	Design and implementation of grants for comprehensive audits, planning, and implementation of energy efficiency and clean energy.	$1.5 million

Small Business Energy Efficiency and Heat Pumps	Design and implementation of a program that serves small business customers through dedicated technical assistance and project support, and incentives for weatherization, insulation, and electrification. This program will include requirements to partner with local organizations.	$2.0 million

Any Energy Relief Funds allocated to a designated initiative but not disbursed by January 1, 2026, shall be reallocated to the initiative designated as “Removing Energy Efficiency Barriers and Increased Access to Efficient and Clean Energy for Low and Moderate Income Residential and Multi-Unit Housing.” The funding amount allocated to the Municipal Clean or Efficient Energy Initiative shall be divided among the recipient communities as follows: 50 percent to the City of Lawrence; 25 percent to the Town of Andover; and 25 percent to the Town of North Andover.

2.28.4

The Arrearage Forgiveness Fund shall benefit all R2 and R4 customers taking service from EGMA within the municipalities comprising the three Bay State Gas service areas of Springfield, Brockton and Greater Lawrence. By the close of the 2020 November billing cycles, EGMA will issue credits from the Arrearage Forgiveness Fund to residential low-income customers in the amount equal to the customer’s respective arrearage balance on June 30, 2020 (“June 30 Forgiveness Credit”). All credits will be issued by the completion of all November billing cycles. Specifically, EGMA shall apply the June 30 Forgiveness Credit to the customer accounts of all EGMA R2 and R4 customers having an outstanding balance for natural gas service as of June 30, 2020 and that remain active on the same account through when the credit is issued.[21]

2.28.5

EGMA shall file a report with the Department, the AGO and DOER no later than January 1, 2021, detailing the disposition of the Arrearage Forgiveness Fund. This report shall detail the number of customers that received the June 30 Forgiveness Credit; the total amount of funds expended; and, the average credit amount paid. This report shall also provide the total outstanding arrearages for EGMA R2 and R4 customers following the distribution of the Arrearage Forgiveness Fund.

[21]

After the issuance of all June 30 Forgiveness Credits, any interest accumulated and/or unallocated funds in the Arrearage Management Fund shall be transferred to the Merrimack Valley Renewal Fund, for program funding to be determined by the AGO and DOER, and the Arrearage Management Fund shall be terminated.

2.28.6

The AGO and DOER shall provide a detailed Memorandum of Understanding for the details of the disbursement of the Merrimack Valley Renewal Fund to the Department within seven business days of the Department’s approval of this Settlement Agreement. AGO and DOER shall consult with relevant parties and stakeholders during the development of Memorandum of Understanding, including, but not limited to, the City of Lawrence, the Town of Andover, the Town of North Andover, the Network, local community organizations,[22] and the EEAC. In development of the “Removing Energy Efficiency Barriers and Increased Access to Efficient and Clean Energy for Low and Moderate Income Residential and Multi-Unit Housing,” the AGO and DOER will work toward establishing equitable usage of funds between low- and moderate-income customers. On August 1, 2021, the AGO and DOER shall provide a report to the Department regarding the status of Merrimack Valley Renewal Fund initiatives. Thereafter, the AGO and DOER shall file annual updates on the Merrimack Valley Renewal Fund initiative spending plans and results, including an accounting of program spending and benefits, measures implemented, number of participants, and local staffing and training. The first such annual report shall be filed on March 1, 2022.

[22]

Local Community Organizations may include, but may not be limited to: ABCD; ACT Lawrence; All In Energy; E for All; Greater Lawrence Community Action Council; Groundwork Lawrence; Lawrence, Andover, and North Andover Inter-faith Team; Lawrence Community Works Development; Lawrence Partnership; LISC Boston; Merrimack Valley Chamber of Commerce; Merrimack Valley Housing Partnership; Merrimack Valley Planning Commission; NACA Lawrence; and Pueblo Verde.

ARTICLE III: ADDITIONAL CONDITIONS

3.1

The making of this Settlement Agreement establishes no principles and shall not be deemed to foreclose any party from making any contention in any future proceeding or investigation, except as to those issues and proceedings set forth in Sections 2.25.2, 2.25.3 and Section 2.26 in this Settlement Agreement.

3.2

This Settlement Agreement shall not be deemed in any respect to constitute an admission by any party that any allegation or contention in this proceeding, or any facts relating to any other pending proceeding cited in this document, are true or false.

3.3

Except as specified in this Settlement Agreement to accomplish the customer benefits intended by this Settlement Agreement, the entry of an order by the Department approving the Settlement Agreement shall not in any respect constitute a determination by the Department as to the merits of any other issue raised in this proceeding or any proceeding cited in this document.

3.4

This Settlement Agreement is the product of settlement negotiations. The Settling Parties agree that the content of those negotiations (including any workpapers or documents produced in connection with the negotiations) are confidential to the extent permissible under the Massachusetts Public Records Law, G.L. c. 66, § 10 and G.L. c. 4, § 7, cl. twenty-sixth, that all offers of settlement are without prejudice to the position of any party or participant presenting such offer or participating in such discussion, and, except to enforce rights related to this Settlement Agreement or defend against claims made under this Settlement Agreement, that they will not use the content of those negotiations in any manner in these or other proceedings involving one or more of the parties to this Settlement Agreement, or otherwise.

3.5

The Settling Parties intend that customers receive the full value of the settled issues, and not some substitute regulatory treatment of lesser value either now or in the future, and the Settling Parties agree that no terms of this Settlement Agreement or supporting workpapers, calculations, or proposed tariffs will be used or interpreted to diminish, in any way, the intended customer benefit related to this Settlement Agreement.

3.6

This Settlement Agreement and the Settlement Appendices referred to herein comprise the entire understanding of the Settling Parties with respect to the subject matter hereof and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the Settling Parties regarding the subject matter hereof. This Settlement Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the Settling Parties.

3.7

This Settlement Agreement shall be binding upon and inure to the benefit of the Settling Parties and their respective successors and permitted assigns. No party to this Settlement Agreement may assign its rights or delegate its obligations under this Settlement Agreement without the prior express written consent of the other parties to this Settlement Agreement. Nothing in this Settlement Agreement, express or implied, is intended to or shall confer upon any person or entity other than the Settling Parties, the Discharged Parties and their respective successors, assigns, heirs and estates any legal or equitable right, benefit or remedy of any nature under or by reason of this Settlement Agreement.

3.8

The provisions of this Settlement Agreement are not severable. This Settlement Agreement is conditioned on its approval in full by the Department no later than September 30, 2020 (“Requested Approval Date”), and any supporting information or evidence provided to the Department during any proceeding to investigate this settlement shall not interpreted to vary the express terms of this Settlement Agreement. Notwithstanding any of the foregoing provisions, the Attorney General may, in her sole discretion, or DOER may, in its sole discretion, rescind the Settlement Agreement in its entirety prior to the Department’s issuance of an order approving the Settlement Agreement; provided that notice of such rescission must be filed, or submitted electronically, in writing with the Department. The Settling Parties agree that the Requested Approval Date of this Settlement Agreement may be extended upon the mutual consent of the Settling Parties and notification of such extension to the Department.

3.9

If the Department does not approve this Settlement Agreement in its entirety by the Requested Approval Date, or if, for any reason, the Closing does not take place, this Settlement Agreement shall be null and void, even if already approved by the Department, and this Settlement Agreement and filed supporting documents shall be deemed to be withdrawn and shall not constitute a part of the record in any proceeding or used for any other purpose.

3.10

To the extent permitted by law, the Department shall have its usual jurisdiction to implement the terms of this Settlement Agreement. Nothing in this Settlement Agreement, however, shall be construed to prevent or delay the AGO from pursuing any cause of action related to this Settlement Agreement in court under G.L. c. 93A or otherwise under law or regulation.

3.11

Under no circumstances shall: (i) any charge under this Settlement Agreement or tariffs promulgated hereunder recover costs that are collected by Eversource or EGMA more than once, or through some other rate, charge or tariff; or (ii) any charge recover costs more than once in any other rate, charge or tariff collected by Eversource or EGMA, it being acknowledged by the Settling Parties that such collection(s), unless fully refunded with interest, as soon as reasonably possible, shall constitute a breach of this Settlement Agreement when discovered and generally known and be deemed to violate the involved tariffs.

3.12

The terms of this Settlement Agreement shall be governed by Massachusetts law and not the law of another state jurisdiction. This Settlement Agreement shall be effective upon approval by the Department, regardless of any pending appeals or motions for reconsideration, clarification or recalculation.

3.13

Any number of counterparts of this Settlement Agreement may be executed, and each shall have the same force and effect as an original instrument, and as if all the parties to all the counterparts had signed the same instrument.

The signatories listed below represent that they are authorized on behalf of their principals to enter into this Settlement Agreement.

MAURA HEALEY,	COMMONWEALTH OF MASSACHUSETTS
COMMONWEALTH OF MASSACHUSETTS	DEPARTMENT OF ENERGY RESOURCES
ATTORNEY GENERAL

By: Rebecca L. Tepper	By: Robert H. Hoaglund II
Chief, Office of Ratepayer Advocacy	General Counsel
Office of the Attorney General	Department of Energy Resources
One Ashburton Place	100 Cambridge Street, Suite 1020
Boston, MA 02108-1598	Boston, MA 02114
Tel: 617-727-2200	Tel: 617-626-7318

NISOURCE INC.	EVERSOURCE ENERGY

By: Donald E. Brown	By: John M. Moreira
Executive Vice President,	Senior Vice President & Treasurer
Chief Financial Officer	Eversource Energy
801 E. 86th Avenue	800 Boylston Street
Merrillville, IN 46410	Boston, MA 02109

BAY STATE GAS COMPANY D/B/A	EVERSOURCE GAS COMPANY
COLUMBIA GAS OF MASSACHUSETTS	OF MASSACHUSETTS

By: Carrie J. Hightman	By: William J. Akley
Chief Executive Officer	President
4 Technology Drive	800 Boylston Street
Westborough, MA 01581	Boston, MA 02109

Dated: July 2, 2020